

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

> **Re:** **The Goldman Sachs Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 10, 2010**
> **File No. 1-14965**

Dear Mr. Viniar:

We have read your supplemental response letter dated June 4, 2010, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Period Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Identifiable Intangible Assets, page 74

1. We note your response to our prior comment 3. You state that the NYSE introduced changes on May 11, 2010, that you expect to address the market data issue. Please additionally address the following:

   - Describe these changes in more detail and elaborate on why you expect these changes to positively affect your DMM business.

- You state that if you had determined that a recoverability test was required, your projected undiscounted cash flows of the DMM business would have been in excess of the carrying value. Please tell us when you assumed that the NYSE changes would begin to affect your projected undiscounted cash flows and advise us of the sensitivity of timing and extent of the expected effect of these changes.

- You note that your DMM business performed solidly in the first half of 2009, but was adversely affected in the second half of 2009; please explain further why only the second half of 2009 was affected by the lack of timely market data in the internal order/execution system of the NYSE. Please discuss how the conditions changed over 2009 which led to the decline in performance.

Risk Management, page 101

2. Please identify for us the persons who serve on each of your risk committees, including the Firmwide Risk Committee. Tell us how these individuals are selected and how long they serve on the committees. Confirm that you will provide similar disclosure in your future filings.

3. We note your response to comment 6 and your proposed disclosure to provide greater detail on the purpose and function of your risk limits. Please expand your proposed disclosure to discuss whether you exceeded firmwide risk limits at any time during the fiscal year, how the Firmwide Risk Committee addressed the risk levels in excess of existing limits, and whether the Firmwide Risk Committee made any permanent changes to your firmwide risk limits during the fiscal year. If the Committee made permanent changes to the firmwide risk limits, please describe the changes and the basis for changing the risk limits.

4. Please expand the proposed disclosure to include a more detailed description of product, divisional and business unit risk limits. Explain how those additional risk limits factor into your assessment and monitoring of firmwide risk limits. Clarify the purpose of the lower-level risk limits and any procedures associated with exceeding, waiving, or changing the risk limits. Also, please explain who is responsible for monitoring compliance with these risk limits. Confirm that you will provide similar clarifying disclosure in your future filings.

5. Please expand the proposed disclosure to describe how risk limits are used to ensure appropriate escalation and how this is different from establishing maximum risk tolerance.

<u>Liquidity and Funding Risk, page 113</u>

<u>Excess Liquidity, page 113</u>

6. We note your response to our prior comment 7 and your proposed future disclosures.
    Please also clarify for us the ease with which each type of asset can be liquidated (i.e.,
    same day, next day, etc.) and expand your future disclosures to address this.

<u>Note 2. Significant Accounting Policies, page 131</u>

<u>Goodwill, page 139</u>

7. We note your response to our prior comment 8. You state that you have components of
    operating segments which meet the definition of a reporting unit under ASC 350-20-35-
    33 through 38. You have concluded, however, that these components, which you group
    largely upon product lines, are economically similar and should be aggregated and
    deemed a single reporting unit in accordance with ASC 350-20-35-35. ASC 350-20-35-
    35 states that components should be aggregated if they have similar economic
    characteristics. It also notes that ASC 280-10-50-11 should be considered in making this
    determination. Please specifically tell us how you considered the long-term average
    gross margins/financial performance of these components in your decision to aggregate.

<u>Note 8. Commitments, Contingencies and Guarantees, page 178</u>

8. We note your response to our prior comment 13. Please confirm that you will explicitly
    disclose in future filings whether you expect to provide any financial support to these
    funds on a voluntary basis. Please also discuss the types of circumstances under which
    you have decided to or may decide to voluntarily provide such support.

<u>Contingencies, page 180</u>

9. We note your disclosure regarding your contingencies related to litigation and regulatory
    matters. We also note that ASC 450 (formerly SFAS 5) indicates that if an unfavorable
    outcome is determined to be reasonably possible but not probable and/or the amount of
    loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must
    be made regarding the nature of the contingency, including for example contingencies
    related to the repurchase of mortgage-related products sold. Please show us the expanded
    disclosure you will include in future filings that will address the nature of these
    contingencies. Additionally, we note that in instances, if any, where an accrual may have
    been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not
    disclosed, in accordance with ASC 450-20-50-1, the nature of the accrual or the amount
    of the accrual which may be necessary in certain circumstances for the financial
    statements not to be misleading. Please advise and show us the expanded disclosure you
    will include in future filings that will address this, if applicable.

Note 18. Business Segments, page 208

10. We note your response to our prior comment 14. You state that you do not allocate
expenses or evaluate gross margins at the operating segment level. However, it is unclear
to us how you determined that your operating segments have discreet financial
information available and what information is regularly reviewed by the chief operating
decision maker (CODM) to make decisions about resources to be allocated to the
operating segments and assess their performance if expenses are not allocated. Please
clarify the nature of the operating results that are analyzed by the CODM in managing the
operating segments. For reference, see ASC 280-10-50-1.

Form 10-Q for the Period Ended March 31, 2010

Note 4. Securitization Activities and Variable Interest Entities

11. Please tell us how you have complied with the provisions of paragraph 5A(c) of ASC
810-10-50 and paragraphs 4(a)(5) and 4(e) of ASC 860-20-50.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 83

12. Please tell us why you did not include a discussion of your leveraged lending capital
market transactions as part of your discussion of critical accounting policies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202)
551-3782 if you have questions regarding comments on the financial statements and related
matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Karen Garnett,
Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant